# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYAN SPECIALTY HOLDINGS, INC., CIK 0001849253
CUSIP: 78351F107
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Two Prudential Plaza, 180 North Stetson, Suite 4600, Chicago, Illinois (IL), 60601
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-24-020646
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 1,504,580; shared voting power 2,615,741; sole dispositive power 1,643,809; shared dispositive power 2,615,741; aggregate amount beneficially owned 4,259,550 (3.4% of the class)

## Item 1. Issuer
Name of issuer: RYAN SPECIALTY HOLDINGS, INC.
Address of issuer's principal executive offices: Two Prudential Plaza, 180 North Stetson Avenue, Suite 4600, Chicago, IL 60601

## Item 2. Person Filing
Name of person filing: Kayne Anderson Rudnick Investment Management, LLC
Address of principal business office or, if none, residence: 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067
Citizenship: A California Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4259550
Percent of class: 3.4
Sole power to vote or to direct the vote: 1504580
Shared power to vote or to direct the vote: 2615741
Sole power to dispose or to direct the disposition: 1643809
Shared power to dispose or to direct the disposition: 2615741

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: N/A

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: N/A

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/ Michael Shoemaker, Michael Shoemaker, Chief Compliance Officer (02/13/2025)